Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 8, 2026

Eldorado Gold Announces First Copper-Gold Concentrate at Skouries

Commercial Production Expected in Q4 2026

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) is pleased to announce that first copper-gold concentrate has been produced at its wholly owned Skouries Project in northern Greece, marking a significant milestone in the transition of the project from construction to operations and a major step toward commercial production which is expected to be achieved in the fourth quarter of 2026.

First concentrate was produced on September 8 as part of the ongoing commissioning and ramp-up of the processing plant. This milestone follows the introduction of first ore to the crusher in July and reflects the successful commissioning of key process plant systems, including crushing, grinding, flotation and tailings thickening circuits. The ore stockpile currently exceeds 4.6 million tonnes above reserve grade, providing a strong foundation for ramp-up and underpinning more than seven months of processing throughput and concentrate production.

"This is a defining moment for Eldorado," said George Burns, Chief Executive Officer. "First concentrate at Skouries represents the culmination of years of development, construction and partnership and marks the beginning of a new chapter for our Company. Skouries is not only a transformational asset for Eldorado, but also one of the most significant investments in Greece and one of Europe's largest copper-gold projects. Together with McIlvenna Bay in Saskatchewan, Skouries is expected to transform Eldorado into a larger, more diversified precious metals and critical minerals producer with a stronger production base, meaningful copper and silver exposure and enhanced free cash flow generation. We are proud of what has been accomplished through our partnership with the Greek government and banks, local communities, our workforce and other stakeholders, and we look forward to creating long-term value and benefits for Greece and all stakeholders for decades to come."

Key infrastructure commissioning has steadily progressed with crushing, grinding, flotation, tailings thickening, and concentrate thickening systems operating successfully. Temporary on-site power generation continues to support early operations and ramp-up until connection to the national power grid is achieved, which remains subject to final inspections, testing and installation of metering equipment by the Greek transmission authority and is expected in September 2026.

Stockpile dome and process plant

Semi-autonomous grinding mill (SAG) & Ball mill

Flotation cells and regrind mill (in the foreground)

Skouries is expected to produce on average 140,000 ounces of gold and 67 million pounds of copper annually over the life of mine.

Multimedia

•	A video showing first concentrate can be found here: https://youtu.be/heLd6g9_tn4

•	Photos of the progress at Skouries can be viewed and downloaded via this link: https://eldoradogold.getbynder.com/web/18d252a9d9d595a6/september-2026-project-progress/

Qualified Person

Simon Hille, FAusIMM, Executive Vice President, Chief Operating Officer, is the Qualified Person under National Instrument 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and for verifying the technical data disclosed in this document relating to Skouries.

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Türkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, "focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but is not limited to, statements or information with respect to: the transition of the project from construction to operations; expected commercial production and expected timing thereof; our expectations of the ore stockpile regarding ramp-up, processing throughput, and concentrate production; ongoing commissioning and ramp-up, including energization activities, and expected progress thereof; expected connection to the national power grid and expected timing thereof; expected benefits of the Skouries Project including, together with McIlvenna Bay, transforming us into a larger, more diversified precious metals and critical minerals producer with a stronger production base, meaningful copper and silver exposure and enhanced free cash flow generation; expected benefits of the Skouries Project to Greece and other stakeholders; expected gold production and copper production of the Skouries Project annually over the life of mine; and generally our strategy, plans and goals, including our proposed development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries Project, the McIlvenna Bay Project and our other operating mines and development projects; the current or future price of gold, copper and other commodities; the availability of financing for our exploration, development and operating activities and our ability to access existing project funding and remain in compliance with all covenants and contractual commitments related thereto; the geopolitical, economic, permitting and legal climate that we operate in, including recent disruptions to shipping operations in the Strait of Hormuz and Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market; availability of labour resources, including for construction, development and improvement activities; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom; general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to develop, finalize and execute on our updated five-year strategic plan through 2030; acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in; our ability to continue to make purchases under our normal course issuer bid and to pay dividends; the impact of acquisitions, dispositions, suspensions or delays on our business; our ability to manage and mitigate the risks associated with our use of technology and artificial intelligence; the expected vesting and redemption outcomes under our compensation securities; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the effectiveness of our hedging programs; and our ongoing relations with regulators, communities, and our partners.

More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; labour productivity, rates, and expected hours; inflation rates; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries Project, the McIlvenna Bay Project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables, including risks from volatility and inflationary pressures as a result from the ongoing international conflict in Iran; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change, including risks related to forest fires and water management; water collection, treatment and disposal operations at our mines, including the ability to manage unexpectedly large quantities of water; risk of spills or failure from our tailings operations (including circumstances beyond our control such as extreme weather, seismic events, prolonged droughts or heavy rainfall); environmental risks from our heap leaching operations, including hazardous materials management of our use of cyanide; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production and further increases to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability to efficiently manage the transitions from construction to commissioning to operations (including EPCM performance and owner team turn over); our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules, costs of any engineering rework and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and the impact of any vendor data errors; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, and water management infrastructure; the timely receipt of necessary permits and authorizations and our ability to comply with the terms of existing and future permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations including due to protests, non-routine regulatory inspections, road conditions, on site or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events and our site's ability to respond to those events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.